SECURITIES AND EXCHANGE COMMISSION
                                  Washington, D.C.


                                   FORM U-6B-2


                           CERTIFICATE OF NOTIFICATION


Filed by a registered holding company or subsidiary thereof pursuant to Rule 52 adopted under the Public Utility Holding Company Act of 1935.


Certificate is filed by the following subsidiaries of American Electric Power Company, Inc.:

AEP C&I COMPANY, LLC                          AEP T&D SERVICES LLC
AEP C3 COMMUNICATIONS                         AEP TEXAS C&I RETAIL, LP
AEP COAL INC (QUAKER)                         AEP TEXAS POLR LLC
AEP COMMUNICATIONS, LLC                       AEPES CANADIAN GAS TRADING
AEP CREDIT, INC.                              AEPES EMISSIONS/OTHER TRADING
AEP DELAWARE INVEST CO                        AEPES POWER TRADING
AEP EM TECH LLC                               AEPES US GAS TRADING
AEP ENERGY SERVICES, INC.                     CENTRAL & SOUTH WEST CORPORATION
AEP ENERGY SRVCS GAS HOLDING CO               CSW EASTEX LP I, INC.
AEP FIBER, LLC                                CSW ENERGY SERVICES, INC.
AEP GAS POWER GP LLC                          CSW ENERGY, INC.
AEP GAS POWER SYSTEM LLC                      CSW INTERNATIONAL, INC.
AEP HOLDINGS I, CV                            ENERSHOP
AEP INDIAN MESA LP, LLC                       LIG PIPELINE CO
AEP INVESTMENTS, INC.                         LIG, INC.
AEP OHIO C&I RETAIL CO, LLC                   MUTUAL ENERGY SERVICE CO, LLC
AEP OHIO RETAIL ENERGY LLC                    MUTUAL ENERGY SWEPCO LP
AEP PUSHAN POWER, LDC                         MUTUAL ENERGY WTU LP
AEP RES PROJ MGMT CO LTC                      MUTUAL ENERGY, LLC
AEP RESOURCES INTERNATIONAL, LTD.             NEWGULF POWER VENTURE
AEP RESOURCES SERVICES, LLC                   POLR POWER LP
AEP RESOURCES, INC.                           REP HOLDCO INC



This Certificate is notice that the above-named companies have issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act by the provisions of Section 6(b) of the Act and was neither the subject of a Declaration or Application on Form U-1, nor included within the exemption provided by Rule U-48.

1. Type of security or securities.

                  Open account borrowings made by certain subsidiaries (the "Companies") from American Electric Power Company, Inc. ("Parent") as part of intercompany financing program.

2. Issue, renewal or guaranty.

                  Issuance of cash advances directly from parent to subsidiaries.

3. Principal amount of each security.

                  Funds are borrowed and/or repaid daily as cash needs indicate.

4. Rate of interest per annum of each security:

                  Effective weighted average rate of interest for the period October 1, 2002 through December 31, 2002 was 2.08%.

5. Date of issue, renewal or guaranty of each security.

                  Borrowings are made on a daily basis and reported at the end of the quarter.

6. If renewal of security, give date of original issue.

                  Borrowings are made on a daily basis and reported at the end of the quarter. See Schedule 1.

7. Date of maturity of each security.

                  Borrowings are made on a daily basis with maturities ranging from overnight to up to six months.

8. Name of persons to whom each security was issued, renewed or guaranteed.

                  Short-term borrowings are by certain non-regulated subsidiaries to American Electric Power Company, Inc.

9. Collateral given with each security.

                  None.

10. Consideration received for each security.

                  None, other than interest accrued.

11. Application of proceeds of each security.

                  The proceeds from the issuance of the securities are to be used to finance the existing business of the Companies.

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provision of Section 6(a) because of:

                  (a) the provisions contained in the first sentence of Section
                      6(b).

                  (b) the provisions contained in the fourth sentence of Section
                      6(b).

                  (c) the provisions contained in any rule of the Commission
                      other than Rule U-48.            X

13. If the security or securities were exempt from the provisions of
    Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value of the other securities of such company then outstanding.

                  Not applicable.

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the term of which the security or securities herein described have been issued.

                  Not applicable.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

                  Rule 52 relating to issuance of indebtedness by non-public utility subsidiaries of registered holding companies.

AEP C&I COMPANY, LLC                          AEP T&D SERVICES LLC
AEP C3 COMMUNICATIONS                         AEP TEXAS C&I RETAIL, LP
AEP COAL INC (QUAKER)                         AEP TEXAS POLR LLC
AEP COMMUNICATIONS, LLC                       AEPES CANADIAN GAS TRADING
AEP CREDIT, INC.                              AEPES EMISSIONS/OTHER TRADING
AEP DELAWARE INVEST CO                        AEPES POWER TRADING
AEP EM TECH LLC                               AEPES US GAS TRADING
AEP ENERGY SERVICES, INC.                     CENTRAL & SOUTH WEST CORPORATION
AEP ENERGY SRVCS GAS HOLDING CO               CSW EASTEX LP I, INC.
AEP FIBER, LLC                                CSW ENERGY SERVICES, INC.
AEP GAS POWER GP LLC                          CSW ENERGY, INC.
AEP GAS POWER SYSTEM LLC                      CSW INTERNATIONAL, INC.
AEP HOLDINGS I, CV                            ENERSHOP
AEP INDIAN MESA LP, LLC                       LIG PIPELINE CO
AEP INVESTMENTS, INC.                         LIG, INC.
AEP OHIO C&I RETAIL CO, LLC                   MUTUAL ENERGY SERVICE CO, LLC
AEP OHIO RETAIL ENERGY LLC                    MUTUAL ENERGY SWEPCO LP
AEP PUSHAN POWER, LDC                         MUTUAL ENERGY WTU LP
AEP RES PROJ MGMT CO LTC                      MUTUAL ENERGY, LLC
AEP RESOURCES INTERNATIONAL, LTD.             NEWGULF POWER VENTURE
AEP RESOURCES SERVICES, LLC                   POLR POWER LP
AEP RESOURCES, INC.                           REP HOLDCO INC


                                          /s/ Armando A. Pena
                             -------------------------------------------------
                                     Armando A. Pena, Treasurer

                                          January 10, 2003

                                   Schedule 1
                  U-6B-2 Borrowings of Non-Reg AEP Corp & Subs
                           (Parent Borrowing Program)

                                                                 Outstanding
                                                                Borrowings at
                                                                  Quarter
                                                                    End
   Name of Borrower                                               12/31/02
---------------------------------------------------------  -------------------
                                                                (thousands)

AEP COAL INC (QUAKER)                                             $  (77,197)
AEP COMMUNICATIONS, LLC                                              (38,572)
    AEP FIBER, LLC                                                   (26,236)
AEP C3 COMMUNICATIONS                                                (31,703)
AEP CREDIT, INC.                                                     (42,422)
AEP ENERGY SERVICES, INC.                                            (96,656)
     AEPES EMISSIONS/OTHER TRADING                                   (13,745)
     AEPES POWER TRADING                                              (4,475)
     AEPES US GAS TRADING                                            (61,510)
AEP INDIAN MESA LP, LLC                                              (18,952)
AEP INVESTMENTS, INC.                                                 (3,409)
    AEP EM TECH LLC                                                   (4,571)
AEP RESOURCES, INC.                                                 (456,512)
     AEP DELAWARE INVEST CO                                               (1)
     LIG PIPELINE CO                                                     (36)
     LIG, INC.                                                           (31)
     AEP RESOURCES INTERNATIONAL, LTD.                                  (132)
     AEP RESOURCES SERVICES, LLC                                          (9)
     AEP PUSHAN POWER, LDC                                            (1,316)
     AEP RES PROJ MGMT CO LTC                                             (3)
AEP T&D SERVICES LLC                                                    (226)
AEP C&I COMPANY, LLC                                                 (13,573)
     AEP GAS POWER GP LLC                                            (15,039)
     AEP GAS POWER SYSTEM LLC                                         (3,268)
     AEP OHIO C&I RETAIL CO, LLC                                         (16)
     AEP TEXAS C&I RETAIL, LP                                            (92)
     POLR POWER LP                                                    (4,848)
MUTUAL ENERGY, LLC                                                      (114)
     AEP OHIO RETAIL ENERGY LLC                                       (2,010)
     MUTUAL ENERGY SWEPCO LP                                             (81)
CSW ENERGY, INC.                                                    (257,185)
CSW INTERNATIONAL, INC.                                               (1,738)
ENERSHOP                                                              (6,010)
CSW ENERGY SERVICES, INC.                                            (18,348)

                                                               ---------------
                                                                $ (1,200,036)